Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 25.04.05

ORK –
PRI – DISCLOSURE OF ADVANCE ACCEPTANCE OF VOLUNTARY BID

With reference to the voluntary bid made by Skandinaviske Enskilda Banken AB (SEB), Orkla ASA has accepted in advance to sell all of its 3,230,000 shares, equivalent to 5.13% of the outstanding shares in Privatbanken ASA. Orkla remains free to accept a competing bid that is offered on terms that are better than those of the voluntary bid if SEB has not, before expiry of the time limit for acceptance of the competing bid, changed its bid or made a new bid on terms that are at least equivalent to the terms of the competing bid.